Ex 12.1
CALCULATION OF
RATIO OF EARNINGS TO FIXED CHARGES
     Our ratio of earnings to fixed charges for the three fiscal years ended August 31, 2005, 2006 and 2007, presented in accordance with HKFRS, and for the two fiscal years ended August 31, 2008 and 2009, presented in accordance with IFRS, are as follows:

	Fiscal Year Ended August 31,
	2005	2006	2007	2008	2009
	HK$	HK$	HK$	HK$	HK$
	(in thousands)
Earnings
Profit before taxation	(170,221)	(149,306)	30,891	108,372	251,559
Add: Fixed charges	56,509	88,637	87,504	75,137	55,127
Total Earnings	(113,712)	(60,669)	118,395	183,509	306,686
Fixed charges
Interest expensed	54,816	87,208	85,375	73,472	53,582
Amortization of capitalized expenses relating to indebtedness	1,693	1,429	2,129	1,665	1,545
Total Fixed Charges	56,509	88,637	87,504	75,137	55,127

Ratio of Earnings to Fixed Charges	(2.01)	(0.68)	1.35	2.44	5.56